SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated October 30, 2009

Number	Document Description	Document Number	Date of Document
1.	HUG Regulatory Announcement	1350930	October 30, 2009
2.	HUG Regulatory Announcement	1351215	October 30, 2009
3.	HUG Regulatory Announcement	1351344	October 29, 2009
4.	HUG Regulatory Announcement	1350923	October 29, 2009

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SEC File No. 82-34751

RECEIVED
2009 NOV 10 A

Company	Elementis PLC
TIDM	ELM
Headline	Total voting rights
Released	13:01 30-Oct-2009
Number	HUG1350930

Total voting rights

Elementis plc ('the Company')

In accordance with the provisions of the Financial Services Authority's Disclosure and Transparency rules, the Company announces that it has an issued and voting share capital of 448,122,866 ordinary shares of 5p each at 30 October 2009. The Company holds no such ordinary shares as treasury shares.

The above figure (448,122,866) may be used by shareholders as the denominator when calculating their interests in the Company for the purpose of determining whether they are required to notify their interest under the FSA's Disclosure and Transparency Rules.

Wai Wong
Company Secretary
020 7408 9303

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This announcement was originally distributed by Hugin. The issuer is solely responsible for the content of this announcement.

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Regulatory

SEC File No. 82-34751

Company	Elementis PLC
TIDM	ELM
Headline	Interim Management Statement
Released	07:00 30-Oct-2009
Number	HUG1351215

Interim Management Statement

30 October 2009

Interim Management Statement

Elementis plc, a global specialty chemicals company, today issues its Interim Management Statement for the period since 1 July 2009 in relation to the Company and its subsidiaries ('the Group').

Trading in the period has continued to be in line with our expectations, with volumes having stabilised at higher levels than those experienced during the first six months of the year and contribution margins remaining steady. Customer ordering patterns have improved, but still remain cautious with no evidence of any material restocking at present. Cost reductions announced at the beginning of the year are benefiting operating profit as planned.

In Specialty Products sales volumes in the third quarter were 10 per cent higher than for the second quarter, although still 17 per cent lower than the same period last year, excluding acquisitions. Volumes improved in all key markets and geographies and, in particular, business in China has continued to be robust.

In Chromium sales volumes in the third quarter improved by 28 per cent compared to the second quarter, albeit from a low base, and volumes remain over 40 per cent down on the same period last year. The closure of the UK facility, announced at the end of April, is progressing as planned with costs and cash flow in line with expectations.

The Group's balance sheet remains strong and existing bank facilities, which were put in place in 2006, are not due for renewal until 2011.

Enquiries:

Elementis plc Tel: +44 (0)20 7408 9302

Brian Taylorson

Finance Director

Financial Dynamics Tel: +44 (0)20 7831 3113

Andrew Dowler

Greg Quine

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SEC File No. 82-34751

Company	Elementis PLC
TIDM	ELM
Headline	Holding(s) in Company
Released	16:54 29-Oct-2009
Number	HUG1351344

Holding(s) in Company

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Elementis Plc
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	No
An event changing the breakdown of voting rights	No
Other (please specify):______________	No
3. Full name of person(s) subject to notification obligation:	Ameriprise Financial, Inc. and its group
4. Full name of shareholder(s)	See additional information under 13.

(if different from 3):	
5. Date of transaction and date on which the threshold is crossed or reached:	27 October 2009
6. Date on which issuer notified:	28 October 2009
7. Threshold(s) that is/are crossed or reached:	Above the threshold of 5%

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the trig		
	Number of shares	Number of voting rights	Number of shares	Number of voting right	
			Direct	Direct	Indirect
GB0002418548	N/A	N/A	605,000	605,000	23,973,041 0.135%

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period	No. of voting rights that may be acquired if the instrument is exercised/converted.	Percentage of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments

Resulting situation after the triggering transaction						
Type of financial instrument	Exercise Price	Expiration date	Exercise / conversion period	No. of voting rights instrument refers to	Percentage of voting rights	
					Nominal	Delta

Total (A+B+C)	
Number of voting rights	Percentage of voting rights
24,578,041	5.485%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
Ameriprise Financial, Inc., which through intermediate holding companies controls the voting rights of Threadneedle Management Luxembourg S.A. and Threadneedle Asset Management Holdings Ltd, which itself controls the voting rights of Threadneedle Asset Management Ltd, Threadneedle International Ltd and Threadneedle Pensions Ltd

Proxy Voting:	
10. Name of proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	Registered Owner Littledown Nominees Ltd A/c 03449 856,195 Littledown Nominees Ltd A/c 05577 970,744 Littledown Nominees Ltd A/c 05576 11,600,000 Littledown Nominees Ltd A/c 07197 605,000 Littledown Nominees Ltd A/c 10479 12,500 Littledown Nominees Ltd A/c 07203 533,103 Littledown Nominees Ltd A/c 21667 198,880 Littledown Nominees Ltd A/c 34789 939,401 Littledown Nominees Ltd A/c 10496 1,897,969 Littledown Nominees Ltd A/c 10488 2,451,859 Littledown Nominees Ltd A/c 10495 1,712,390 Littledown Nominees Ltd A/c 10490 2,800,000
14 Contact name:	Company Secretary, Threadneedle group
15. Contact telephone name:	+44 (0)20 7464 5000

This notification is made in accordance with Rule 5.8.12 R(1) of the Disclosure and Transparency Rules sourcebook.

Wai Wong
Company Secretary
020 7408 9303

30 October 2009

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SEC File No. 82-34751

Company	Elementis PLC
TIDM	ELM
Headline	Holding(s) in Company
Released	10:01 29-Oct-2009
Number	HUG1350923

Holding(s) in Company

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Elementis plc

2 Reason for the notification (please tick the appropriate box or boxes):		
An acquisition or disposal of voting rights		X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached		
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments		
An event changing the breakdown of voting rights		
Other (please specify):		

3. Full name of person(s) subject to the notification obligation:	Lloyds Banking Group plc
4. Full name of shareholder(s) (if different from 3.):	See Section 9
5. Date of the transaction and date on which the threshold is crossed or reached:	27 October 2009
6. Date on which issuer notified:	28 October 2009
7. Threshold(s) that is/are crossed or reached:	Direct/Indirect decrease to below 7%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
Ord.5p ISIN GB0002418548	35,997,040	35,997,040	705,028	705,028	29,210,214	0.157%	

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be	% of voting rights

			acquired if the instrument is exercised/ converted.		
N/A					

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments						
Resulting situation after the triggering transaction						
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights	
					Nominal	Delta

Total (A+B+C)	
Number of voting rights	Percentage of voting rights
29,915,242	6.676%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
22,854,248 shares (5.100%) are held by State Street Nominees Ltd. Shares are under the control of Scottish Widows Investment Partnership Ltd, a wholly owned subsidiary of Scottish Widows Group Ltd, a wholly owned subsidiary of Lloyds TSB Bank plc, a wholly owned subsidiary of Lloyds Banking Group plc (Indirect Interests). 6,526,066 shares (1.456%) are under the control of Insight Investment Management (Global) Limited, a wholly owned subsidiary of Insight Investment Management Limited, a wholly owned subsidiary of HBOS Insurance & Investment Group Limited, a wholly

owned subsidiary of HBOS plc, a wholly owned subsidiary of Lloyds Banking Group plc (Direct/Indirect Interests).

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	Notification using the total voting rights figure of 448,083,403
14. Contact name:	Matthew Wilson
15. Contact telephone number:	0113 235 7729

This notification is made in accordance with Rule 5.8.12 R(1) of the Disclosure and Transparency Rules sourcebook.

Wai Wong
Company Secretary
020 7408 9303

29 October 2009

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